Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

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Speaker 1 (00:07):

Good morning, everyone. Welcome to today's conference call to discuss the business combination of Lilium and Qell. We issued the press release a short time ago. If you haven't received a copy of the release, it's available on the investor section of our website at lilium.com/investors. We have prepared a slide presentation to accompany today's webcast, and that presentation is also posted online at the investor section of lilium.com.

I am Geoffrey Richardson, CFO of Lilium. I've been a chief financial officer in Silicon Valley for seven years. I was most recently with Cruz, the self-driving car company that I helped scale from 280 to 1700 people and raised over 7 billion in capital. I worked from the demand side on a 1.5 billion autonomous vehicle program, taking it through design to mass manufacturing.

I am pleased to be here with you today on behalf of Lilium to present the business combination.

Please note that the Q and A session will not be conducted as part of today's presentation.

Before proceeding with this call, please be reminded that remarks made during this call may include forward looking statements pursuant to the safe Harbor provisions of the private securities litigation reform act of 1995.

(01:30):

We want to emphasize that these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Please refer to the press release for a fuller review of the risks and uncertainties associated with our business.

Joining me for today's call are Barry Engle, CEO and co-founder of Qell Acquisition Corp, Daniel Weigand, founder, and CEO of Lilium and Alex Asseily, chief strategy officer of Lilium. With that, I'll turn the call over to Barry.

Hi, I'm Barry Engle, CEO and co-founder of Qell Acquisition Corp. Thank you for joining us on this important day. We raised our SPAC last year with an investment thesis focused on sustainable mobility and transportation. I spent my career in and around these industries. I've led big businesses like General Motors North America, as well as smaller entrepreneurial growth companies from the front lines.

Speaker 1 (02:30):

I could see a secular transition away from fossil fuels across all modes of transportation. It was accelerating and being enabled by disruptive new technologies. So along with my co-founder Sam, I came to Qell to leverage those trends and help the company to grow and scale and create real value acumen. We considered more than 100 different opportunities across our target sectors, including dozens of companies involved in the electrification of transportation.

Lilium Investor Recording (Completed 03/29/21) Transcript by Rev.com	Page 1 of 7

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What we found to be the most exciting and potentially the most disruptive is Lilium. And this is the opportunity to literally change the world. We see this company as a clear leader at the forefront of a new industry with an addressable market for regional travel. It is measured in the trillions of dollars, but we were also attracted to the high barriers to entry and limited competition in the electrical aviation industry. Finally, as we studied the sector, we came to understand the significance of Lilium’s differentiated technology, which includes a unique aircraft design and proprietary jet propulsion system.

Speaker 1 (03:34):

It's this technology that enables a scalable solution. One was superior economics and a highly compelling business model. We were first introduced to Lilium roughly five months ago, and we've taken the time to conduct extensive due diligence of technology, the certification plans, business strategy, operations financials, and public market readiness. We've been assisted by various advisors with the appropriate expertise and experience.

As we went through this process, something that ultimately gave us the most conviction as investors was the team. When you meet the people and engage with them, you quickly appreciate why this company will be successful. Daniel is an extraordinary leader who has surrounded himself with a unique combination of entrepreneurial co-founders and deeply experienced aerospace professionals. This includes board members like Tom Enders, the former longtime CEO of Airbus, and one of the most respected leaders in aerospace for the quote team, including our directors, investors, and partners who bring extensive operational and financial acumen. We are pleased to join forces with Lilium. It is a serious group working together to make clean, efficient electric, air mobility a reality.

Speaker 1 (04:46):

Let me speak to the transaction. There is no secret that public markets are volatile from time to time. We view Lilium as having a long-term leadership position and a large growing industry. Great companies like this endure and thrive through market conditions, both good and bad. In terms of transaction metrics, today's announcement, values of the combined company at approximately $2.4 billion pro forma enterprise value based on a $10 per share pipe price.

We see this as an attractive entry point and one that investors should find very compelling. Total gross proceeds to the company are expected to be approximately $830 million consisting of 380 million from cash and trust. Plus the proceeds of a $450 million pipe led by long-term financial and strategic investors, including Baillie Gifford, BlackRock, LGT, PIMCO, Tencent, Palantir and Ferrovial.  We are pleased to have the support of such astute and thoughtful investors who share our vision of the company’s potential.

(05:56):

We believe this merger positions Lilium to execute its business plan with a long-term shareholder base and a strong public Board to help guide its journey.  In an effort to create long-term alignment amongst all shareholders, and as a sign of our conviction, we have tied a significant portion of the sponsor promote to the achievement of important operational milestones.  These include first flight of the production aircraft, its subsequent certification and revenue generation.  I personally look forward to joining the Lilium board and helping build a great public company.

Let me now introduce you to Daniel Wiegand, CEO of Lilium.

Lilium Investor Recording (Completed 03/29/21) Transcript by Rev.com	Page 2 of 7

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Thank you, Barry. Hi everyone. I was 14 when I did my first flight alone in an aircraft, and that passion stayed with me when my co-founders and I founded Lilium six years ago here in Munich. From the beginning, our ambition was to create a great aerospace company. One that becomes the global leader in electric mobility.

Speaker 1 (06:56):

Our goal is to take vertical takeoff and landing to connect communities with a high-speed air transport network. We will use a regional shuttle service model that will save our customers hours, not minutes. A larger passenger capacity will be leaving a better unit economics and more affordable ticket pricing by spreading the cost of the pilot and landing fees across more seats.

These air shuttle networks we envisage are roughly a hundred times cheaper and 10 times faster to deploy an alternative ground-based infrastructure. And thanks to the lower cost, we can create transport networks that have at least 10 times the density of alternatives on the ground. What will enable this is our 7-seater electric, which has been in development over several years. The aircraft has an average cruise speed of 175 miles an hour and comes with 155 miles range at launch and features the lowest noise in the market. Thanks to the use of electric turbo fans.

Speaker 1 (08:06):

We spent around five years in technology development and have had four generations of demonstration planes in flight testing.

The latest one that you can see here is the five-seater full-scale demonstrator aircraft, which flew for the first time in 2019 and has had, since then, a very successful flight test campaign. On this aircraft, we've been able to test the classic maneuvers like the vertical takeoff and landing, the forward flight, circles, climb, descent, but also important items like engine failures and actuator failures. This gave us the confidence to proceed and enter the development of our 7-seater serial aircraft two years ago.

Our airplane has a different form factor. It's the form factor of a jet aircraft. And this provides us not only with higher capacity and better unit economics, but it also enables differentiated customer experience. Our cabin, for example, is comparable to an airline, the cabin with six passenger seats and a spacious layout.

Speaker 1 (09:16)

For the enterprise side of the business, it also means that we have a very strong cargo capacity to accomodate more than 200 standard parcels.

The technology that enables these capabilities is our proprietary ducted electric vector thrust. And these electric turbofan engines come with a bunch of advantages. Firstly, you have a duct around the fan in which you have acoustic liners. These liners capture and dissipate the noise before it propogates into the environment. This is the key reason why these engines are less noisy than propellers.

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Secondly, you can contain the loss of a fan blade in the duct, which makes it safer. And lastly, these engines are roughly 10 times smaller than an open propeller to lift the same weight. This allows us to make larger airplanes with more passenger capacity which still fit on the same standard landing infrastructure.

But let me explain this in a bit more detail. If you look at the bottom left, you see a generic five seat propellor eVTOL aircraft, and you can immediately recognize that the size of the propellers required to lift this aircraft is so big that it has almost the entire width of the landing pad.

Speaker 1 (10:32):

In contrast to this, our 7-seater has 50% more capacity, but it fits very easily on the same landing pad because its propulsion system is so compact. And our technology allows us to even build a 16 seater in the future with four times the capacity while still fitting on the same landing infrastructure.

Our technology also enables market leading low noise. If you compare the noise levels of the Lilium jet at take-off with an eVTOL propeller airplane of the same size and weight, our airplane generates five times lower noise footprint on the than open propellor eVTOLs. The consequence of this is that Lilium will be be permitted to land in more locations.

We have secured a battery technology that allows us to achieve our launch range of 150 miles. And this technology has been proven on our own test benches.

Speaker 1 (11:41):

It's basically a standard lithium pouch cell battery, except it has the highest silicon content in the anode. It will be manufactured on standard lithium-ion battery cell lines at our battery production partners in Europe. We will ride the battery curve in the future and as battery energy densities get better, we will upgrade and improve the aircraft’s range even further.

I thing that I am the most proud about is the team. Our aerospace leadership team have certified and shipped some of the most significant airliners in the world. And underneath them, we have 650 people, including 400 aerospace engineers with a combined 4,000 years of aerospace experience.

Our CTO for example, was the chief engineer of the Airbus A350 and Gulfstream G650 engines. Our Chief Manufacturing Officer was running the assembly of the Airbus A380 and A320. Our chief program officer was running the program quality and the supply chain of these same airplanes and our deputy CTO was running the Eurofighter and the Harrier jet program in the past.

Slide 19 (Cert overview)

We've been engaged with regulators since 2016 and we received a CRI-A01 certification basis for our 7 seater jet at the end of 2020. This puts us into the front line of eVTOL players to certify and enter the market in 2024. Our first airplane will come off the production line and begin final flight testing in 2022. And we are working towards a concurrent certification with EASA and FAA, which gives us a global market access from the get-go.

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Speaker 1 (13:30):

Today we have around a hundred thousand square foot manufacturing facility in place, all the buildings on the image here are Lilium buildings. And our plan is to stay very capex light and only do final assembly in those facilities, but partner on all the systems and parts in the aircraft with tier one aerospace suppliers to de-risk the ramp up of our manufacturing.

Thanks I'm handing it to Alex who will share more about our business.

Thanks Daniel. Hello. My name is Alex and the chief strategy officer with Lilium. I got to know Daniel and Lilium four years ago. When I came on, I worked in the tech sector for the better part of 20 years.

Speaker 1 (14:13):

What I'm going to try to take you through today? The people understanding of the commercial possibilities for medium and how the technologies that Daniel has walked you through today, I go on vacations on the economics and also many on the revenue generation. Daniel will explain very succinctly audio, the three dimensions that make all the difference for transportation business like ours. The first is payload. How many people and how much stuff you can transport. The second is speed. How quickly you can get those people, all that stuff to be thirdly, infrastructure throughput. In other words, how much can your infrastructure handle in any given day and that ultimately generates revenue per day and ultimately economics of the business?

Speaker 1 (15:05):

Well, there are two broad buckets for commercializing with aircraft. We've got a Lilium network. So are we going to be filling seats within our own jets with passengers. The second, the turnkey enterprise solution, where we will be leasing fleets of aircraft to government and corporates to move people and cargo. For example, we might lease a fleet of aircraft with a supporting maintenance contract to a logistics company, to help them move freight faster in a specific region. We have a number of active conversations with potential turnkey enterprise partners around the world.

Speaker 1 (15:44):

These two buckets in mind, the question then becomes, how do we actually operationalize this? Firstly, it's important to bear in mind. We are not running an airline. We are going to be designing and manufacturing an aircraft. We will also be building additional platform to coordinate those aircraft. We'll make ground infrastructure, do network management, interact with customers, pilots. And so on, on the other hand, we will be outsourcing all the airline operations, pilot training maintenance and vertical infrastructure ops. So very experienced industry partners. This partnership model allows us to be very capital efficient and to scale our business model.

Speaker 2 (16:25):

Okay, So how does this all distill down into unit economics? The big highlights here are ultimately that the jet itself is much cheaper than people imagine at $2.5 million per single unit. When we moved, I was production volume gross plus we'll of course come down. What that means is that when we're running and Lilium network, for example, we're going to be generating about $15,000 budget per day on a given route, which means over a year, we're going to be generating about 5 million project. So I'll pay back period on a single jet is about two years on the lifetime profit on that jet is about $10 million on the turnkey enterprise model. We will charge an upfront fee and an annual maintenance fee over the course of the jet flow. This means we will be exchanging some of the profit upside of our network business for increased revenue, visibility and immediate payback of the aircraft.

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Speaker 1 (17:27):

What these two complimentary models allow us to do is on the one hand maximize profits and regions and geographies, where we feel we can build efficient passenger networks. And on the other hand, we have the predictability and the scale of turnkey enterprise customers. The last couple of years, we've been working to establish substantive partnerships with large aviation infrastructure players. These partners will actually build and operate by the ports and allow us to scale efficient high-capacity network. With that in mind, we've partnered with companies like Ferrovial, the owner and operator for example, and one of the most established infrastructure players in the world, they will be helping us to build, develop and operate by the ports across Florida. We have $200 million overall commitments from our partners, including Ferrovial to develop these networks. We have more vertiports and infrastructure partners, which we'll be announcing very soon, Our launched networks in Germany and in Florida, for example, represent about $1 billion in annual revenue by 2026.

Speaker 1 (18:29):

Let me zoom in a bit on Florida. This is a map of the plan network in Florida, which we will be developing with Ferrovial and Tavistock. It includes the 14 vertiport sites, which we picked with our partners. These will be built and operated by our partners and ready in time for launch in 2024. In this case, for example, we will be running about 125 jets because we produced about $600 million of annual revenue in the first phase.

We've also signed a partnership with Lufthansa Aviation Training to develop a pilot training program starting this year. It will be a key partner of Lilium as we launch the networks in Florida, Germany and other locations.

Let's return now to Geoff Richardson to take you through the financials.

Thanks Alex, how far does this transaction take us? This funds us through commercial operations. With the proceeds from this transaction, we're going to deepen our bench in engineering, build out our production manufacturing and business development teams finish the seven seater through design, into manufacturing certification, finalize our first factory that we're already constructing in Germany and launch our network.

Speaker 1 (19:40):

I really wanted to double click on what the technology means for the revenue. The easiest way to do that is to consider a day in the life of one jet. So with six seats, we assume an average of four and a half passengers, an average trip of 60 miles on average of 25 flights a day and $2 and 20 cents per mile per passenger, that gets you to 1,550 miles per day, 700,000 passenger miles. And that ties to the $15,000 per day of revenue that Alex showed you earlier, which equals 5.5 million, multiply that by our network fleet. And that's how you get to the revenue numbers here. So that's the network side and it really is the longer trips and the more passengers that drive that on the enterprise side.

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But I really like about it is the predictability of revenue that allows us to plan the supply chain and manufacturing side of the business and allows us to allocate production across different business lines, different regions, whether it's the US, Germany or otherwise.

Jumping to the financial profile 2024 is when we target our launch of flight operations and primarily focused on enterprise 2025 is about expansion operational excellence. And 2026, we hit our run rate.

Speaker 1 (21:08):

A couple of things to focus on here on what is not on this. You will see that there is cap ex for our aircraft and cap ex for engineering, or you will not see any cap ex for infrastructure or operation as that has been outsourced.

Lilium is a fundamentally disruptive technology with a huge TAM. Our comp set is emerging air mobility, established electric vehicles, next gen mobility and disruptive technology such as LIDAR. We’ve priced this comparatively to these comp sets. We project 3.4 times 2026 V with EBITDA, approximately $700 million and 2026 E V to revenue of 0.7 with revenue approximately 3.3 billion.

For the transaction overview, 100% of our existing shareholders will be rolling into the new transaction.

DANIEL:

So let me wrap up here, , Lilium’s new 7-seater jet offers a superior scalable technology and architecture that drives unit economics. We can handle 50% more passengers and 50% more cargo payload. That equals higher revenue and lower dollar per cost mile. I also believe that our business model is the right one.

BARRY:

We appreciate you being with us on this important day for Lilium’s future. The Qell team is excited to be part of this disruptive technology company that will revolutionize sustainable transportation. We believe that with this merger, Louise is positioned to be a global leader in electric air mobility. We are thrilled to partner with Daniel and the team to help the company realize its outstanding growth prospects. Thank you.

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